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                                ROPES & GRAY LLP
                                ONE METRO CENTER
                              700 12TH STREET, N.W.
                                    SUITE 900
                              WASHINGTON, DC 20005

                   WRITER'S DIRECT DIAL NUMBER: (202) 508-4622


                                  June 16, 2006


VIA EDGAR
---------

Ms. Valerie Lithotomos
Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
Division of Investment Management
901 E Street, N.W.
Washington, D.C.  20549-0504

Re:      REGISTRANT:       BB&T Funds
         FILE NOS.:        333-134313
         FILING TYPE:      Form N-14
         FILING DATE:      May 19, 2006

Dear Ms. Lithotomos and Ms. DiAngelo:

         Per your request, the BB&T Funds (the "Trust") acknowledges that staff comments or changes in response to staff comment with respect to the Trust's Registration Statement filed on May 19, 2006 do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing. BB&T Funds hereby represents that the Trust will not use the comment process between the Trust and the Commission with respect to the Registration Statement as a defense in any securities related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.


COMMENT: Generally, clarify the defined terms to account for the similar name of the acquiring fund and acquired fund.

RESPONSE:      We have defined the acquiring fund as "Sterling BB&T Fund" and the acquired fund as "Sterling AIC Fund" to better differentiate between the two funds.

COMMENT: Please explain who will cover the costs and expenses of the transaction if it is not consummated.

RESPONSE:      On page 9, the first sentence in the paragraph beginning "Subject to limitations..." indicates that Sterling Capital Management
               LLC, the adviser, will bear such costs and expenses.

COMMENT: On page 4, please explain the decrease in "Other Expenses" between those of the acquired fund and the acquiring fund.


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June 16, 2006
Page 2



RESPONSE:      The decrease in the acquiring fund's "Other Expenses" is due to changes in service providers and lower contractual administration, transfer agency and fund accounting fees.

COMMENT: On page 9, clarify the disclosure regarding shareholders of the acquired fund paying for any expenses they incurred in connection with the transaction.

RESPONSE:      We have revised the relevant sentence to clarify the types of expenses borne by the acquired fund's shareholders.

COMMENT: Please provide an estimate of the costs of the transaction to be borne by Sterling Capital Management LLC.

RESPONSE:      We have added disclosure to that effect on page 11.

COMMENT: On page 11, item (8), which states the Adviser will not be waiving expenses, seems to conflict with the Fee Table on page 4 wherein the Adviser is shown as waiving its management fees.

RESPONSE:      We have revised item (8), to eliminate the statement that the
               Adviser will be not be waiving expenses.

COMMENT: On page 11, item (8), disclose the potential negative consequences of the reorganization.

RESPONSE:      We have added disclosure clarifying that the Board did not identify any negative consequences of the transaction.

COMMENT: On page 12, provide updated the information in the Capitalization Table to a date within 30 days of filing.

RESPONSE:      We have updated the information as of May 30, 2006.


         If you have any further questions or comments please call me at (202) 508-4622.



                                                 Sincerely,

                                                 /s/ Alexandra Oprescu

                                                 Alexandra Oprescu